Raintree Resorts International, Inc.
                         10000 Memorial Drive, Suite 480
                              Houston, Texas 77024



March 29, 2002


United States Security Exchange Commission
Washington, D.C. 20549



Dear Sirs:

     This letter serves as representation that Arthur Andersen LLP has represented to Raintree Resorts International, Inc that the audit was subject to Arthur Andersen's quality control system for the United States accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Arthur Andersen personnel working on audits, availability of national office consultation and availability of personnel at foreign affiliates of Arthur Andersen to conduct the relevant portions of the audit.




/s/ George E. Aldrich

George E. Aldrich
Chief Financial Officer